UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Livent Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53814L 108
(CUSIP Number)

March 1, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53814L 108	13G	Page 2 of 6 Pages
1.	NAMES OF REPORTING PERSONS FMC Corporation IRS Identification No. of Above Person: 94-0479804
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 53814L 108	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer

Livent Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices

2929 Walnut Street, Philadelphia, Pennsylvania 19104

Item 2(a). Name of Persons Filing

FMC Corporation

Item 2(b). Address of Principal Business Office or, If None, Residence

2929 Walnut Street, Philadelphia, Pennsylvania 19104

Item 2(c). Citizenship

Delaware

Item 2(d). Title of Class of Securities

Common stock, par value $0.001 per share

Item 2(e). CUSIP No.

53814L 108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(J).

CUSIP No. 53814L 108	13G	Page 4 of 6 Pages

Item 4. Ownership

On March 1, 2019, the Reporting Person distributed, by means of a pro rata stock dividend, to its shareholders 123,000,000 shares of common stock of the Issuer owned by the Reporting Person. As a result of the distribution, the Reporting Person is no longer the beneficial owner of any shares of the Issuer’s common stock.

Provide the following information regarding aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

0

(b) Percent of class:

0.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

0

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

CUSIP No. 53814L 108	13G	Page 5 of 6 Pages

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable

CUSIP No. 53814L 108	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2019

FMC Corporation

By:	/s/ Andrea E. Utecht
	Name:	Andrea E. Utecht
	Title:	Executive Vice President, General Counsel and Secretary